
February 1, 2012

<u>Via E-mail</u>
D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re:** **Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **Response filed January 30, 2012**
> **File No. 1-12984**

Dear Mr. Kesler:

We have reviewed your response letter filed January 30, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

 (H) Commitments and Contingencies, page 53

1. We note your response to comment 3 in our letter dated January 24, 2012, in which you note you recognized a $9.1 million loss from an adverse arbitration ruling. While we understand that you had previously determined that it was remote the result of the arbitration would be material to your consolidated financial statements, your disclosure for this loss contingency should provide investors with a full understanding as to why you had not provided any prior disclosures until the non-appealable award had been made, especially in light of the significance of the charge to your operating results. Please ensure your disclosure clearly explains the contract issue and the specific facts that led you to determine that the

subsidiary's actions were in compliance with the terms of the contract to the degree that you believed it was remote that you would recognize a material loss (1) when the claim was served in June 2011, (2) when your second quarter of fiscal year 2012 Form 10-Q was filed on November 4, 2011, and (3) at the conclusion of the arbitration proceeding. Please provide us with the disclosures that you intend to include in your next periodic report.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Statements of Earnings, page 1

2. We note your response to comment 4 in our letter dated January 24, 2012. We continue to request that you amend your first and second quarters of fiscal year 2012 Forms 10-Q to restate your financial statements to reflect the correction of the error as a prior period adjustment to retained earnings. Please refer to our prior comment for the items that you need to address when amending a periodic report and restating your financial statements. If you continue to believe that the correction of the error is immaterial to the financial statements contained in your fiscal year 2012 Forms 10-Q, please address each of the additional comments below that request additional information about your materiality assessment to allow us to better understand your position. As previously requested, please also provide us with your materiality assessment as to whether the consolidated financial statements included in your fiscal year 2011 Form 10-K should also be restated to reflect the correction of the error. Please refer to the guidance in ASC 250-10-S99-1 and S99-2.

3. We note your explanation of the origination of the $3 million accrual that you reversed during the first quarter of fiscal year 2012. Please provide us with a more comprehensive discussion that clearly and concisely explains the facts and circumstances surrounding the recognition of the accrual in question, including the specific reference to the accounting literature that supported your original accounting. Please ensure that you explain what you mean by your statements, "…the cost recorded on the fixed asset subledger was reflective of the fair value of the acquired equipment once the needed improvements and repairs to the equipment were made….unclear why the Company had not offset spending on the applicable equipment against the reserve (such expenditures were made in fiscal 2002 and 2003)…" Specifically, it is unclear what the "acquired equipment" is (i.e., the equipment from the acquisition of the facility or the new equipment that you state should have been offset by the accrual). Also, it is unclear if you erroneously capitalized repair and maintenance costs or if you did recognize repair and maintenance costs that should have been offset by the accrual but were not in addition to acquiring new equipment. As part of your response, please provide us with the journal entries for the initial recognition of both the accrual recognized as part of purchase accounting for the Duke, Oklahoma wallboard facility and the subsequent purchase of new equipment and/or repair and maintenance costs incurred. Please also provide us with the journal entries for the subsequent measurement after initial recognition. Please tell us the amount of depreciation expense recognized for the improperly capitalized repair and maintenance costs and/or the new equipment for each fiscal year from fiscal year 2002 through fiscal year 2012. Finally, please address how the initial recognition of the

accrual impacted your determination to reflect the correction of the error in your consolidated statement of earnings.

4. Please provide us with a more comprehensive explanation as to the facts and circumstances that led to your discovery of the accrual during the first quarter of fiscal year 2012, 11 years after the initial recognition. In this regard, we note your statement that you identified the accrual during June 2011 in connection with your first quarter close. Presumably, the first quarter of fiscal year 2012 is not the first time you performed quarterly closing procedures and we did not note disclosure to any changes in your internal control over financial reporting during the first or second quarters of fiscal year 2012. Further, please provide us with a comprehensive explanation as to how your internal control over financial reporting did not identify the error until 11 years after the initial recognition. In this regard, we note your statements that the classification of the accrual in the fixed asset subledger rather than in a general ledger account is the most likely cause for you not detecting the error until now. Please also provide us with a comprehensive explanation as to how you concluded that your disclosure controls and procedures were effective as of June 30, 2011, and did not contain a material weakness in light of this accrual going undetected for 11 years. As part of your explanation, please clarify whether it is part of your procedures to review subledger accounts. If it is not, please explain why this is not a material weakness. If your subledger accounts are reviewed as part of your procedures, please explain why this review did not previously identify the error and how you determined that the procedures you had in place did not contain a material weakness.

5. Considering the significant span of time from when the accrual was recognized, when the accrual should have been reversed, and when you identified the error, please tell us what consideration you gave to recognizing the correction of the error as an adjustment of the opening balance of retained earnings. Please ensure that your response explains how you determined it was more appropriate and would provide investors with better financial information to reflect the correction of the error in your current period consolidated statement of earnings. Please refer to ASC 250-10-45-22 – 45-24.

6. Please provide us with the specific quantitative factors, including the quantified amounts, you considered as part of your materiality assessment for recognizing the correction of the error in your current period consolidated statement of earnings. Please refer to the guidance in ASC 250-10-S99-1 and S99-2. To the extent that you do not use a measure from the consolidated statement of earnings (i.e., gross profit, operating earnings, earnings before taxes) as part of your quantitative analysis, please provide a more comprehensive explanation as to why it is appropriate to use a non-GAAP measure or a cash flow measure as the primary measure for assessing materiality to a GAAP statement of earnings.

7. Please provide us with a comprehensive explanation as to how you were able to reasonably estimate fiscal year 2012 gross profit, operating earnings, and/or earnings before taxes based on your first quarter of fiscal year 2012 results. In this regard, we note that your first quarter of fiscal years 2011 and 2010 results were not representative of the remaining quarters. Further, your first quarter of the fiscal year has been your most profitable quarter for the last

two fiscal years. Your first quarter of fiscal year 2012 results was less than half of the comparable period from fiscal year 2011. As such, it is unclear how you estimated in June 2011 that your fiscal year 2012 results would be similar to or in excess of fiscal year 2011 results. Please advise.

8. We note your statement on page 9 of your response letter, "[t]he $3 million recorded in the first quarter of fiscal year 2012 did not materially alter the consolidated quarterly gross profit trend." Please explain to us how you arrived at this conclusion. In this regard, gross profit for the first quarter of fiscal year 2012 would have increased 75.7% as compared to the fourth quarter of fiscal year 2011 and would have decreased nearly four times of the comparable period from fiscal year 2011. However, the inclusion of the $3 million in gross profit resulted in an increase of 130% as compared to the fourth quarter of fiscal year 2011, and was a little more than half of gross profit from the comparable period from fiscal year 2011.

9. Please provide us with a more comprehensive explanation as to how you determined that the inclusion of the $3 million gain in your wallboard segment's results did not materially alter the trends. In this regard, we note that not only did the inclusion of the $3 million in the wallboard segment's results change segment operating earnings from a loss to income, it also resulted in this segment not reporting a loss for four consecutive quarters.

10. We note your consideration of a report prepared by Morgan Keegan as of October 28, 2011, for your second quarter of fiscal year 2012 results. Please explain to us how this report was available when you were assessing the materiality of the error to your first quarter of fiscal year 2012 consolidated statement of earnings in your Form 10-Q. In this regard, we note that Morgan Keegan included the $3 million error correction in their presentation of your financial results in their report from your first quarter of fiscal year 2012 results as of July 29, 2011.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief